EXHIBIT 99.1

Westport Fuel Systems awarded a tender for the supply of 60,000 LPG systems to NAFTAL, a premier Algerian petroleum firm

  Westport Fuel Systems expands its presence in Algeria by supplying liquefied petroleum gas (“LPG”) systems to major in-country operator
  Largest single supply IAM tender ever won by the company

VANCOUVER, British Columbia, Nov. 02, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq: WPRT) announced the award of a tender issued by NAFTAL, a branch of SONATRACH, the national Algerian Oil & Gas company. Westport Fuel Systems will supply 60,000 liquefied petroleum gas (“LPG”) systems over the next 18 months with related spare parts for a total value of about €9 Million.

The award of this new tender will further strengthen the strong relationship between Westport Fuel Systems and NAFTAL. Over the last 6 years, the company has supplied over 120,000 LPG kits to NAFTAL, furthering the company's commitment to providing affordable fuel systems to emerging markets.

Algeria is strongly supporting the growth of Autogas (LPG for automobiles) which has been selected by the Algerian Government as the strategic fuel for the future of the country. LPG is an abundant national resource in Algeria, broadly available through a network of nearly 1,000 refuelling stations. According to NAFTAL statistics, Algeria has more than 650,000 LPG vehicles, representing 10% of the total passenger car population (June 2021), making Algeria among the largest users of LPG vehicles in Africa.

“This order solidifies the strong partnership between Westport Fuel Systems and NAFTAL while highlighting our technology capabilities and the high quality of our products. We are proud to serve the Algerian national strategic plan to expand the LPG use,” said David M Johnson, Chief Executive Officer of Westport Fuel Systems. “LPG emits fewer pollutant emissions such as NOx than diesel and petrol and further supports the global transition underway to cleaner fuels.”

NAFTAL is highly committed to the achievement of the objectives set by the Algerian government, supporting a more extensive use of LPG as the national fuel to ensure environmental sustainability and economic efficiency for public and private transports. To support the use of LPG for automobiles, the Algerian government is covering 50% of conversion costs by a national incentive granted through a dedicated network of conversion workshops. The new NAFTAL tender will be part of a broader program to expand the use of LPG as an alternative to gasoline and diesel, with a view to energy efficiency and preserving the environment.

The Algerian government has plans to add 600 LPG Autogas retail stations in addition to the 1,000 already in operation. This will represent a 75% increase of NAFTAL gas stations in Algeria equipped with LPG by 2023.

About Westport Fuel Systems
Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), the impact of COVID-19 and ongoing semiconductor shortages on our business, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems’ products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management’s response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, access to required semiconductors, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of COVID-19 and the ongoing semiconductor shortage as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com